Exhibit 99.36

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA
 REPORTS THIRD QUARTER 2010 RESULTS

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, November 2, 2010 – Brookfield Office Properties Canada (BOX.UN: TSX), a Canadian REIT (Real Estate Investment Trust), today announced that in accordance with International Financial Reporting Standards (“IFRS”), net income for the three months ended September 30, 2010 was $39.0 million or $0.42 per unit. On a comparative basis, due to fair value changes, the Trust recorded a loss of $120.1 million or $1.29 per unit during the same period in 2009.

Funds from operations (“FFO”) was $34.9 million or $0.38 per unit for the three months ended September 30, 2010, compared with $27.0 million or $0.29 per unit during the same period in 2009. Adjusted funds from operations was $27.0 million ($0.29 per unit) for the three months ended September 30, 2010, compared to $21.9 million ($0.24 per unit) during the same period in 2009.

Commercial property net operating income for the third quarter of 2010 was $60.3 million, compared with $48.8 million during the third quarter of 2009.

HIGHLIGHTS OF THE THIRD QUARTER

Brookfield Office Properties Canada continued its pro-active leasing strategy in the third quarter of 2010, with the portfolio at 96.6% leased at the end of the quarter. This compares favourably with the Canadian national average of 91.1%.

The Trust leased 305,000 square feet of space during the quarter at an average net rent of $32 per square foot, which represents a 6.7% improvement versus the average expiring net rent of $30 on this space in the quarter. Renewals represent 60% of the total with new leases representing the remainder. Lease rollover exposure has been reduced to 0.5% for the remainder of 2010.

Leasing highlights include:

Toronto – 135,000 square feet
•	An average four-year, 34,000-square-foot lease with Astral Media Inc. at Bay Wellington Tower

•	Three new leases totaling 47,000 square feet at Bay Adelaide Centre West Tower, increasing occupancy to 84.9%

Calgary – 132,000 square feet
•	A 16-year, 98,000-square-foot lease with a professional services firm at Bankers Court
•	A four-year, 20,000-square-foot lease with Alta Corp. Capital Inc. at Bankers Hall

Vancouver – 38,000 square feet
•	An average two-year, 32,000-square-foot lease with Fluor Canada Ltd. at Royal Centre

Refinanced the debt on Bankers Court, Calgary. Subsequent to the quarter-end, construction financing was repaid and replaced with permanent financing totalling $48.0 million. The new loan has a 10-year term maturing November 1, 2020, bearing interest at 4.96% per annum.

Distribution Increase

The Board of Trustees of Brookfield Office Properties Canada has declared a 12.5% increase to the yearly distribution per trust unit from $0.96 to $1.08, effective with the distribution payable on February 15, 2011 to holders of trust units of record at the close of business on January 31, 2011.  The distribution approximates 90% of AFFO adjusted for the stabilization of Bay Adelaide Centre West Tower. Distribution payment on trust units is reviewed quarterly by the Trustees to assess the appropriateness of the distribution in light of changes to reported cash-flow.

Normal Course Issuer Bid
The Toronto Stock Exchange accepted a notice filed by the Trust of its intention to undertake a normal course issuer bid. At times its trust units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring trust units represents an attractive and a desirable use of available funds.

The notice provides that the Trust may, during the twelve month period commencing November 5, 2010 and ending November 4, 2011, purchase on the Toronto Stock Exchange up to 1,014,948 trust units, representing approximately 5% of its issued and outstanding trust units. At October 28, 2010, there were 20,298,967 trust units and 72,883,405 Class B LP units (exchangeable on a one-for-one basis for trust units) issued and outstanding. Under the normal course issuer bid, the Trust may purchase up to 1,000 trust units on the Toronto Stock Exchange during any trading day. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the trust units under the normal course issuer bid will be the market price at the time of purchase. The actual number of trust units to be purchased and the timing of such purchases will be determined by the Trust, and all purchases of shares will be effected through the facilities of the Toronto Stock Exchange. All trust units purchased by the Trust under this bid will be promptly cancelled.

OUTLOOK
“Our first full quarter operating as a REIT was a successful one and we’re beginning to see occupancy rebound in all three of our markets,” stated Tom Farley, CEO of Brookfield Office Properties Canada.

*  *  *

Net Operating Income, FFO and AFFO
This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items if any. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release.  Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution  Declaration
The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.08 per trust unit payable on December 15, 2010 to holders of trust units of record at the close of business on November 30, 2010.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada including the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information
Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS(1)

(Cdn Millions)	Sept. 30, 2010	Dec. 31, 2009

Assets
Commercial properties	$3,732.1	$3,673.4
Tenant receivables and other assets	25.8	29.4
Cash and cash equivalents	41.1	37.9
	$3,799.0	$3,740.7

Liabilities
Commercial property debt	$1,596.7	$1,596.2
Accounts payable and other liabilities	65.3	74.5

Equity
Trust units	422.6	422.6
Unitholders’ retained earnings	188.0	173.4
Non-controlling interest(2)	1,526.4	1,474.0
	$3,799.0	$3,740.7

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had the Trust  been a stand-alone entity during the periods presented.
(2)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME(1)

	Three months ended Sept. 30		Nine months ended Sept. 30
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009

Commercial property operations
Revenue	$111.1	$86.8	$317.0	$259.2
Operating expenses	50.8	38.0	150.2	120.4
	60.3	48.8	166.8	138.8
Investment and other income	0.1	(0.3)	1.0	1.6
	60.4	48.5	167.8	140.4
Expenses
Interest	21.7	17.7	64.2	48.1
General and administrative	3.8	3.8	11.4	11.4
Transaction costs	—	0.4	4.9	0.4
Income before fair value gains (losses)	34.9	26.6	87.3	80.5
Fair value gains (losses)	4.1	(146.7)	7.3	(257.7)
Net income (loss)	$39.0	$(120.1)	$94.6	$(177.2)
Net income (loss) attributable to:
Unitholders	8.5	(26.2)	20.6	(38.6)
Non-controlling interest	30.5	(93.9)	74.0	(138.6)
Weighted average Trust units outstanding	20.3	20.3	20.3	20.3
Net income (loss) per Trust unit	$0.42	$(1.29)	$1.02	$(1.90)

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had the Trust  been a stand-alone entity during the periods presented.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS(1)

	Three months ended Sept. 30		Nine months ended Sept. 30
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Net income (loss)	$39.0	$(120.1)	$94.6	$(177.2)
Add (deduct):
Fair value (gains) losses	(4.1)	146.7	(7.3)	257.7
Transaction costs	—	0.4	4.9	0.4
Funds from operations	$34.9	$27.0	$92.2	$80.9
Funds from operations – unitholders	7.6	5.9	20.1	17.6
Funds from operations – non-controlling interest	27.3	21.1	72.1	63.3
	34.9	27.0	92.2	80.9
Weighted average Trust units outstanding	20.3	20.3	20.3	20.3
Funds from operations per Trust unit	$0.38	$0.29	$0.99	$0.87

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS(1)

	Three months ended Sept. 30		Nine months ended Sept. 30
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Funds from operations	$34.9	$27.0	$92.2	$80.9
Add (deduct):
Normalized 2nd generation leasing commissions and tenant improvements(2)	(3.5)	(3.5)	(10.5)	(10.5)
Straight-line rental income	(3.6)	(0.8)	(15.5)	(0.1)
Normalized sustaining capital expenditures(2)	(0.8)	(0.8)	(2.4)	(2.4)
Adjusted funds from operations	$27.0	$21.9	$63.8	$67.9
Adjusted funds from operations – unitholders	5.9	4.8	13.9	14.8
Adjusted funds from operations – non-controlling interest	21.1	17.1	49.9	53.1
Weighted average Trust units outstanding	20.3	20.3	20.3	20.3
Adjusted funds from operations per Trust unit	$0.29	$0.24	$0.68	$0.73

(1)Prior  period financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior period results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the periods presented.

(2) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are not considered to add productive capacity.